

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Crystal Landsem
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico, CA 95928

    Re: Lulu's Fashion Lounge Holdings, Inc.
      Registration Statement on Form S-1
      Filed October 12, 2021
      File No. 333-260194

Dear Ms. Landsem:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed October 12, 2021

Prospectus Summary
Recent Developments, page 11

1. Please delete as inappropriate your reference to the estimated preliminary results differing "materially" from your actual results.

Dilution, page 74

2. We note your response to comment 1. Please tell us why you have not excluded the carrying value of your tradename in your calculation of historical and pro forma net tangible book deficit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services